UNITED STATES
			SECURITIES & EXCHANGE COMMISSION
			    Washington, D.C.  20549

				FORM 12b-25

			  NOTIFICATION OF LATE FILING


	(Check One):

	[X]Form 10-K and Form 10-KSB  []Form 20-F []Form 11-K
	[]Form 10-Q and Form 10-QSB []Form N-SAR

	 For Period Ended:   December 31, 1996

	 []Transition Report on Form 10-K
	 []Transition Report on Form 20-F
	 []Transition Report on Form 11-K
	 []Transition Report on Form 10-Q
	 []Transition Report on Form N-SAR

	 For the Transition Period Ended:

	 Read Attached Instruction Sheet Before Preparing Form.  Please
	 Print or Type.

	 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

	 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



			PART I--REGISTRANT INFORMATION


	 Full Name of Registrant:   Tech Electro Industries, Inc.

	 Former Name if Applicable:

	     4300 Wiley Post Road              Dallas, Texas 75244-2131
	Address of Principal Executive         City, State and Zip Code
	  Office (Street and Number)


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			PART II--RULES 12B-25(b) AND (c)


	If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

		(a)    The reasons described in reasonable detail in
	Part III of this form could not be eliminated without unreasonable effort or expense;

		(b) The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed [X] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

		(c) The accountant's statement of other exhibit required by Rule 12b-25(c) has been attached if applicable.


				PART III--NARRATIVE



	State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

	       The Registrant entered into transactions subsequent to the end of the Registrant's fiscal year. A description of these transactions are necessary to provide complete and accurate disclosure of the information contained in the Registrant's Form 10-KSB. Certain of this information must be obtained from parties other than the Registrant, and the Registrant is diligently obtaining such information. The Registrant will file its Annual Report on Form 10-KSB as soon as possible, and in any event no later than the fifteenth calendar following the prescribed due date for such report.



			PART IV--OTHER INFORMATION

	 (1) Name and telephone number of person to contact in regard to this notification

	      Robert E. Braun      (310)        785-5331
		(Name)          (Area Code)  (Telephone Number)

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	 (2) Have all other periodic reports required under section 13 or
	15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

	 [X]Yes []No

	 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	 []Yes [X]No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



			  Tech Electro Industries, Inc.
		  (Name of Registrant as specified in charter)

	has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

	Date March 31, 1997   By:  /s/ Julie Sansom-Reese
				___________________________________________
				Julie-Sansom-Reese, Chief Financial Officer,
					    Chief Accounting Officer

	INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

				 ATTENTION

	 Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

			    GENERAL INSTRUCTIONS

	 1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

	 2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

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	 3. A manually signed copy of the form and amendments thereto
	shall be filed each national securities exchange on which any class of securities of the registrant is registered.

	 4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

	 5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (S232.201 or S232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (S232.13(b) of this chapter).








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